UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2023

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, 'may', ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by utilising Artificial Intelligence (AI) technologies and partnerships in our business; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the company's 2022 Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Board Change dated 7 September 2023, prepared by WPP plc.

For Immediate Release                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                    7 September 2023

WPP plc ("WPP")

WPP ANNOUNCES APPOINTMENT OF CHIEF OPERATING OFFICER TO THE BOARD

WPP (LSE/NYSE:WPP) today announced that its Chief Operating Officer, Andrew Scott, has been appointed as an Executive Director to the Board of WPP, with immediate effect.
Andrew joined WPP in 1999 as Director of Corporate Development. He held a number of other senior roles including Chief Operating Officer for Europe before being appointed global Chief Operating Officer in 2018.
Roberto Quarta, Chairman of WPP, said: "Andrew brings to the Board a deep understanding of our business from his 24 years with WPP and the significant contribution he has made to our success during that time."

Mark Read, Chief Executive Officer of WPP, said: "This appointment recognises the key role that Andrew plays in the company, and the importance of continuously improving our operational effectiveness."

Balbir Kelly-Bisla
Company Secretary

Further information
Chris Wade, WPP +44 (0)20 7282 4600

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

END

Notes

1.   Remuneration arrangements

Andrew will be paid in accordance with the Directors' Compensation Policy ("the Policy") approved by shareholders on 17 May 2023 as set out in the 2022 Annual Report.

Andrew will receive an annual base salary of £725,000 in line with his existing compensation arrangements, be eligible to receive annual bonus and Executive Performance Share Plan awards in line with the Policy; be subject to shareholding requirements in line with the Policy and receive a pension contribution in line with those of the wider workforce in the UK. Further details of his remuneration arrangements will be set out in the 2023 Directors' Remuneration Report.

Andrew's contract of employment will be available for inspection at the Company's registered office and on WPP's website, wpp.com, in due course.

2.   Shareholding information

Andrew currently holds 719,717 ordinary shares in the Company.

3.   Regulatory disclosure

Andrew has been a director of the following publicly quoted companies during the five years preceding the date of this announcement:

Scangroup plc (a subsidiary of WPP) (resigned on 4 August 2022)

No further disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 7 September 2023	By: ______________________
Balbir Kelly-Bisla
Company Secretary